UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER 721467108

(Check one):	/X/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR	/ / Form N-CSR

	For Period Ended:	September 27, 2008

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pilgrim's Pride Corporation
Full Name of Registrant

Former Name if Applicable

4845 US Highway 271 N.
Address of Principal Executive Office (Street and Number)

Pittsburg, Texas 75686-0093
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Page 1of 3

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the ongoing discussions with its lenders regarding temporary waivers under its credit facilities and related financial uncertainties, Pilgrim's Pride Corporation (the "Company") was unable to file its Annual Report on Form 10-K for the fiscal year ended September 27, 2008 (the “Report”) by the prescribed date of November 26, 2008 without unreasonable effort or expense. The Company intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard A. Cogdill	(903)	434-1000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/ Yes			No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes			No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The attachment to this Form contains summary information regarding significant changes in the results of operations of the Company from the last fiscal year.

Pilgrim's Pride Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 28, 2008	By:	Pilgrim's Pride Corporation

By: /s/ Richard A. Cogdill
Richard A. Cogdill
Chief Financial Officer, Secretary and Treasurer

Part IV(3)
Explanation

The Company anticipates reporting a net loss of $802.0 million, or $10.83 per share, on sales of $2.17 billion for the fourth fiscal quarter ended September 27, 2008.  These results are anticipated to include a non-cash charge of $501.4 million, or $6.77 per share, primarily related to the impairment of goodwill acquired in connection with the Company’s acquisition of Gold Kist Inc. and an income tax valuation allowance of $35.0 million, or $0.47 per share, against net operating losses generated by the Company.    Excluding these items, the Company’s anticipated net loss would have been $265.6 million, or $3.59 per share.  Also anticipated to be included in the fourth fiscal quarter ended September 27, 2008 are losses on feed ingredient derivative contracts of approximately $155.7 million, which are anticipated to be $96.9 million, or $1.31 per share, net of tax.  The Company anticipates recognizing losses on feed ingredient derivative contracts for the first quarter of fiscal 2009 of $21.8 million, which are anticipated to be $13.4 million, or $0.18 per share, net of tax, with respect to feed ingredient derivative contracts that remained open at September 27, 2008.  These feed ingredient derivative contracts were closed in October 2008.  For the fiscal year ended September 27, 2008, the Company anticipates reporting losses on feed ingredient derivative contracts of approximately $38.3 million, which are anticipated to be $23.8 million, or $0.34 per share, net of tax, which represents less than 1% of the Company’s $3.4 billion total feed ingredient spend for fiscal 2008.  For the fourth quarter of fiscal 2007, the Company reported a net profit of $33.2 million, or $0.50 per share, on total sales of $2.11 billion.

For the full 2008 fiscal year, Pilgrim’s Pride anticipates reporting a net loss of $998.6 million, or $14.40 per share, on net sales of $8.5 billion.  These results are anticipated to include a non-cash charge of $501.4 million, or $7.23 per share, primarily related to goodwill impairment from the Gold Kist acquisition and an income tax valuation allowance of approximately $60.0 million, or $0.87 per share, against net operating losses generated by the Company.  Excluding these items, the Company’s anticipated net loss would have been $437.2 million, or $6.31 per share.  In fiscal 2007, the Company reported net income of $47.0 million, or $0.71 per share, on sales of $7.50 billion.

The Company’s anticipated net loss excluding impairment of goodwill and valuation allowance is presented because it is used by management in addition to, and not in lieu of, GAAP results to compare the Company’s core operational performance to its core operational performance for the prior period.  It is not a measurement of financial performance under GAAP and should not be considered as an alternative to net income (loss) as an indicator of operating performance derived in accordance with GAAP.  Net loss excluding impairment of goodwill and valuation allowance is calculated as follows:

	Three months ended September 27, 2008		Twelve months ended September 27, 2008
	In thousands	Per share	In thousands	Per share
Net income (loss)	$(802,000)	$(10.83)	$(998,600)	$(14.40)
Add:
Goodwill impairment	501,400	6.77	501,400	7.23
Income tax valuation allowance	35,000	0.47	60,000	0.87
Net income (loss) excluding goodwill impairment and valuation allowance	$(265,600)	$(3.59)	$(437,200)	$(6.31)